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File No. 036646-0003
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	K12 Inc.
Registration Statement on Form S-1 (File No. 333-144894)
Dear Mr. Spirgel:
     We hereby respond on behalf of K12 Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated August 28, 2007 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
     For your convenience, we are sending a copy of this letter, Amendment No. 1 and supplemental materials in non-EDGAR format, and will forward a courtesy package of these documents to our examiners: Joseph Cascarano, Robert Littlepage, John Harrington and Kathleen Krebs.
     The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 1, which pagination differs from that in the originally filed Registration Statement in some respects.

September 26, 2007

General
1.	Please be advised that you should include the price range, the size of the offering, and all other required information, such as selling shareholder information, in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
Response:
We confirm that an amendment to the Registration Statement on Form S-1 will include the price range, the size of the offering and all other required information, including selling shareholder information, prior to any distribution of preliminary prospectuses so that the Staff may complete its review. We note that the Staff may have further comment on this information and will allow the Staff sufficient time to review the Company’s complete disclosure prior to any distribution of preliminary prospectuses.
2.	Please provide us with copies of your artwork, if any, prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”
Response:
We have included the artwork that the Company intends to use in the Prospectus in Amendment No. 1. We note the Staff may have comments that could result in material revisions to our artwork prior to circulating preliminary prospectuses.
3.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.
Response:
We advise the Staff that the underwriters have informed the Company that they have completed the necessary filings with the NASD and that the NASD’s review of the underwriters’ filing is ongoing. Prior to effectiveness, we will provide the Staff with the NASD’s “no objections” letter or arrange for the NASD to contact you directly to confirm that they have no objections.

September 26, 2007

4.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.
Response:
We acknowledge that the Staff must review all exhibits that remain to be filed before the Registration Statement is declared effective. The Company will file with the next amendment or furnish to the Staff such outstanding documents as soon as practicable. In addition, we will provide the Staff with sufficient time to review any requests for confidential treatment in connection with the filing of our exhibits. We note that the Staff may have additional comments upon reviewing such documents and exhibits.
5. Please update the financial statements pursuant to Rule 3-12 of Regulation S- X.
Response:
We have revised the Consolidated Financial Statements (pages F-1 to F-23) in accordance with Rule 3-12 of Regulation S-X and, in connection therewith, have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (pages 29-47), Summary Consolidated Financial Data (pages 6-7) and Selected Consolidated Financial Data (pages 27-28) in response to the Staff’s comment.
6. Provide an updated accountant’s consent with all amendments.
Response:
We acknowledge that we must provide an updated accountant’s consent with all amendments. We have provided an updated accountant’s consent with Amendment No. 1, and the Company will file updated accountant’s consents with future amendments.
Prospectus Summary, page 1
7.	We note that the text under the headings “Our Company,” “Our Market,” “Our Competitive Strengths,” and “Our Growth Strategy” is repeated verbatim under the same headings in the body of the prospectus. Furthermore, you repeat portions of your disclosure under “Our Company” in later pages of the summary. Please revise to limit this disclosure to a brief summary rather than the detailed disclosure you currently provide. Refer to Relation S-K Item 503(a) and the Instruction thereto. We may have further comments once you have revised your summary disclosure.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 1-4 of Amendment No. 1.

September 26, 2007

8.	We note that you cite to third-party research for information and statistics related to your products and services and the markets they serve. Please provide us marked copies of such third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party. Examples needing support include the statements from the National Center for Education Statistics and the Center for Education Reform referenced on pages two and three, the study by the state of Ohio referenced on page three, and the statistics regarding performance of virtual public schools in California (including your out-performance of other providers) on page three. These are merely examples.
Response:
We note the Staff's request for support for statements in the prospectus regarding the Company’s products and services and the markets we serve, together with copies of the relevant excerpts from industry publications cited in the prospectus and we have furnished the relevant documentation directly to the Staff. Note, that we have deleted the statement in the prospectus relating to the study by the state of Ohio referenced on page 3. We also confirm that all the information in these reports is publicly available. We supplementally advise the Staff that no third-party reports cited in the prospectus were prepared specifically for this filing.
Our Company, page 1
9.	We note that you disclose in the first paragraph your revenues from fiscal years 2004 to 2007. To provide balance, also disclose your net income (loss) for the same periods and your accumulated deficit.
Response:
We revised the Registration Statement to include the requested disclosure for net income (loss). Please see pages 1, 29 and 48 of Amendment No. 1. However, over the past four years, the growth in the accumulated deficit has been primarily the result of the accretion of preferred stock and the dividends on preferred stock. We believe that this trend misrepresents the financial performance of the Company and, moreover, following the conversion of the preferred stock into shares of our common stock upon consummation of this offering, this accretion and these dividends will terminate and will thus no longer increase our accumulated deficit. Accordingly, we have omitted this data from the disclosure.

September 26, 2007

10.	Please ensure that you provide sufficient support for statements in your summary and throughout the prospectus regarding the performance of your products and services. For example, on page one and elsewhere you disclose that, “approximately 97% of respondents stated that they were either satisfied or very satisfied with our curriculum...” With a view to disclosure, tell us in your response letter the percentage of parents who responded and the percentage of respondents who indicated that were satisfied with your curriculum versus the percentage who were very satisfied with your curriculum. As other examples, on page one and elsewhere you state that “the virtual public schools we serve generally test near or above state averages . . .,” on page four and elsewhere you refer to “[y]our market-leading position in the K-8 virtual public schools position,” and on page five and elsewhere you state that you “were able to generate meaningful improvements in academic performance.” These are merely examples.
Response:
We have provided additional support for, or otherwise modified, statements in the summary and elsewhere in the prospectus regarding the performance of the Company’s products and services. Please see pages 1, 3, 48 and 51 of Amendment No. 1. We supplementally advise the Staff that the percentage of parents who responded to the survey cited was 32.9%, 92% of whom indicated they were “very satisfied” and 5% of whom indicated they were “satisfied” with our curriculum.
11.	You note on pages two and three and elsewhere in the prospectus your disclosure that acceptance of online education is growing and that virtual public schools are gaining acceptance. We note that you provided data as to the numbers of online schools and virtual public schools as of recent dates, but please revise to provide additional support to demonstrate the growth and gain that you identify.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 2 and 50 of Amendment No. 1.
12.	Please disclose the number of virtual public schools that you operate and the number that you serve. Disclose the number of states and school districts in which the virtual public schools operate.
Response:
We note that you have requested that we disclose the number of virtual public schools that we operate and the number that we serve. We believe that the statistics that are responsive to this request are the numbers of virtual public schools with which we have contracts to provide our full turnkey solutions and the number of virtual public schools with which we have contracts to provide limited management services.
Note, also, that we believe that disclosure of the number of school districts in which the virtual public schools operate would be confusing to investors. Many, but not all, of these virtual public schools, even when operating under the jurisdiction of a particular district, are able to operate across multiple districts, in some cases all school districts within the relevant state. Moreover, management does not view the Company’s business with reference to the number of districts in which these schools operate. Accordingly, we have not disclosed this statistic.

September 26, 2007

Subject to the foregoing, we have revised the Registration Statement to include the requested disclosure. Please see pages 2 and 49 of Amendment No. 1.
Risk Factors, page 10
Most of our revenues depend on adequate funding of the virtual public schools we serve. If these schools do not receive adequate funding . . ., page 10
13.	So that investors may assess the likelihood and degree of the risk, please revise to indicate whether or not your revenues have been materially adversely affected by past inadequate funding of the virtual public schools that you serve or previously served. Additionally, please revise to provide additional detail about any material past payment delays and how they have affected your business.
Response:
We advise the Staff that we have revised the risk factor referenced above to clarify that the risk discussed relates to the maintenance of per pupil funding at the levels existing at the time we execute service agreements with the virtual public schools we serve, rather than to inadequate funding in general. Subject to the foregoing, we revised the Registration Statement to include the requested disclosure. Please see page 8 of Amendment No. 1.
The poor performance or misconduct of other virtual public school operators could tarnish the reputation of all virtual public school operators . . ., page 10
14.	You note the media coverage and regulatory response to allegations of misconduct by other virtual school operators. So that investors may assess the likelihood and degree of the risk, please revise to indicate whether or not these instances have, in the opinion of management, negatively affected the company’s business and, if so, how.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 9 of Amendment No. 1.
The operation of virtual public schools depends on the maintenance of the authorizing charter . . ., page 11
15.	So that investors may assess the likelihood and degree of the risk, please revise to provide the percentage of your revenues derived from virtual schools operating under a charter and describe any past incidents, if any, where the risks described here have occurred.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 10 of Amendment No. 1.

September 26, 2007

Our contracts with the virtual public schools we serve are subject to periodic renewal . . ., page 13
16.	So that investors may assess the likelihood and degree of the risk, please revise to provide additional detail about the company’s historical ability to renew existing contracts and management’s expectations regarding the renewal of material contracts.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 11 of Amendment No. 1.
We generate significant revenues from four virtual public schools . . ., page 13
17.	Please revise to identify the four virtual public schools you reference and the date your contracts expire.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 11, 31 and 61 of Amendment No. 1.
Our intellectual property rights are valuable . . ., page 15
18.	To provide context, briefly discuss what types of products, services, processes, software, etc. are covered by your intellectual property rights.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 14 of Amendment No. 1.
If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled . . ., page 19
19.	You cite an example where increased enrollments caused failures to meet certain standards of the No Child Left Behind Act during the 2005-2006 school year. Please briefly indicate whether you believe this incident negatively impacted enrollment in the affected schools and, if so, how.
Response:
We respectfully advise the Staff that we do not believe the incident referenced negatively impacted enrollment in those schools.

September 26, 2007

Cautionary Notice Regarding Forward-Looking Statements, page 24
20.	Please remove your reference to the Private Securities Litigation Reform Act of 1995, as it does not apply to forward-looking statements that are made in connection with an initial public offering. See Section 27A(b)(2)(D) of the Securities Act of 1933.
Response:
We revised the Registration Statement to omit the above referenced language. Please see page 22 of Amendment No. 1.
Use of Proceeds, page 25
21.	Please revise to more specifically identify and quantify your intended use of the proceeds from this offering that will be used for working capital, capital expenditures and the development of new courses and product offerings.
Response:
The Company has not yet determined the actual allocation of capital for a specific and definable use, and believes that its current disclosure accurately reflects its current intentions with respect to the use of proceeds from the offering.
Dilution, page 27
22.	Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options and warrants.
Response:
The Company has not yet determined the dilution per share to new investors that will occur upon exercise of any outstanding stock options and warrants, but will revise the disclosure prior to the effective date of the Registration Statement. We revised the Registration Statement to include a placeholder for the inclusion of the information when available. Please see page 26 of Amendment No. 1.

September 26, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Key Aspects and Trends of Our Operations, page 32
23.	You state here and elsewhere that a significant portion of your revenues come from enrollments in virtual public schools. Please quantify the portion of your revenues that have historically come from virtual public schools as opposed to your other products and services. Discuss and analyze in more detail any known material trends and uncertainties regarding the revenues from your different products and services and management’s expectations regarding any such trends and uncertainties.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 30 of Amendment No. 1.
24.	On page 33, you disclose that state and district per enrollment funding levels generally increase at modest levels from year to year and that you expect that trend to continue. Please revise to discuss in more detail the basis for that expectation.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 32 of Amendment No. 1.
Results of Operations, page 40
25.	Please quantify to the extent practicable the impact of each factor when multiple factors contribute to material fluctuations in line items. Stating that line items increased or decreased “primarily due to . . .” or that an increase or decrease was “partially offset by . .. .” may not provide your investors with sufficient understanding of the factors that caused the change or how much of the change was due to a particular factor.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 39-42 of Amendment No. 1.
26.	Revise to address the reasons for the increase in deferred revenues. In this regard, indicate how important the deferred revenue has been in providing cash to finance your operations. Could customers elect to pay on a monthly or quarterly basis? If so, discuss how this would impact your liquidity. Also, indicate if you record accounts receivable with an offsetting entry to deferred revenues.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 42-43 of Amendment No. 1.

September 26, 2007

27.	We note the substantial reduction of enrollments in virtual public schools to which you provide turnkey management services after 2005. We also note, on page 33, that enrollments in schools to which you provide turnkey management services generate substantially more revenues that enrollments in schools to which you do not provide such services. Please revise to discuss in more detail the reasons for, the effects of, the response to, and management’s future expectations regarding this trend.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 31 and 40 of Amendment No. 1.
Liquidity and Capital Resources, page 44
28.	We note on page 46 your belief that you have sufficient resources to meet projected operating requirements and planned capital expenditures for at least the next 12 months. Please provide an assessment of the company’s ability to meet its long-term liquidity needs and indicate whether you have considered your growth strategy in making this assessment. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 45 of Amendment No. 1.
Contractual obligations, page 47
29. Disclose if interest payments on debt are included in your contractual obligations table.
Response:
We note the Staff’s comment and respectfully refer the Staff to footnote (1) on page 46 of the Registration Statement, which contains the requested disclosure.
Business, page 61
30.	You note here and in your risk factor disclosure that a significant portion of your revenues are derived from contracts with a small number of schools. Please identify schools that accounted for 10% or more of your revenues in your last fiscal year or any interim period. Refer to Regulation S-K Item 101(c)(1)(vii). Provide any additional information that would be material to investors, including, but not limited to, whether any such schools are the subject of litigation or audits discussed elsewhere in your disclosure and the material terms of contracts with such schools, including when and how such contracts are subject to renewal. In addition, discuss in more detail the extent to which your business relies on these schools and any related material known trends and uncertainties in your management’s discussion and analysis.

September 26, 2007

Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 31-32 and 61 of Amendment No. 1.
Competition, page 62
31.	To the extent known, please revise to include a clear, concrete and quantitative discussion of your relative market share in the material markets in which you operate. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 63 of Amendment No. 1.
Regulation, page 65
32.	Please identify the states in which you operate and are subject to state regulation. To the extent material, identify the states that have the particular laws and regulations you discuss. Discuss the extent to which the virtual schools you operate and/or serve have not complied with the applicable state and federal regulations and whether the state and federal regulations have had a material impact on your business.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 66-67 of Amendment No. 1.
Management, page 69
33.	We note your disclosure on page 90 that your amended and restated certificate of incorporation and bylaws will provide for a classified board of directors. Please disclose this fact here and identify which directors will serve in each class.
Response:
Upon further consideration by the Company we no longer expect that our amended and restated certificate of incorporation and bylaws will provide for a classified board of directors. We revised the Registration Statement to include the requested disclosure. Please see page 75 and 95-97 of Amendment No. 1.

September 26, 2007

Board of Directors and Director independence, page 72
34.	Please revise to provide the disclosure required by Regulation S-K Item 407(a).
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 75 of Amendment No. 1.
Compensation Discussion and Analysis, page 75
35.	Please advise us why you only include two named executive officers in addition to your CEO and CFO. If you believe you only have two additional executive officers (as you indicate in the table on page 69), please advise us whether you have considered the definition of executive officer in Rule 3b-7 under the Exchange Act. Alternatively, revise to include disclosure regarding one additional named executive officer. Refer to Regulation S-K Item 402(a)(3)(iii) and (iv).
Response:
After further consideration of Rule 3b-7, we have added three named executive officers. We have also added three key employees. Please see page 70 of Amendment No. 1. In connection therewith, we have revised the Registration Statement to include the requested disclosure in the Compensation Discussion and Analysis. Please see pages 78-87 of Amendment No. 1.
Elements of Compensation, page 76
36.	Please revise to quantify the specific company performance goals and targets used as factors in determining annual performance bonuses, stock option grants, stock option vesting and otherwise. Disclose the objective targets and minimum threshold levels that must be reached for payment to the executives to the extent you have not done so already. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

September 26, 2007

Response:
     We respectfully submit that the specific company performance goals and targets to be used as factors in determining annual performance bonuses, stock option grants, stock option vesting and other financial incentives represent highly confidential information, the disclosure of which could cause competitive harm to the Company. These targets and goals include achievement of EBITDA and revenue targets. With regard to Mr. Packard, there are also non-financial targets for determining stock option grants and vesting, including new state entry and student enrollment targets which, if publicly disclosed, could provide competitors with invaluable insight into the Company’s growth plans, short term tactics and overall strategy.
     The Company transacts business in the increasingly competitive market for online K-12 public education. Moreover, because our business involves private sector participation in public education, it is controversial and subject to the political process. It is therefore important to factor into this request for confidential treatment that public funding decisions by state legislatures and regulators have significant consequences to the vendors (including the Company) that serve those schools. The disclosure of such performance measures for fiscal year 2008 and thereafter would decrease the Company’s competitiveness by providing our competitors, as well as those who oppose for-profit education companies, with our internal profitability and expansion plans tied to performance bonuses. As a result, being required to disclose these financial targets and goals on a forward-looking basis is likely to cause substantial economic harm to the competitive position of the Company and its funding lifeblood and fits squarely within the type of information protected and not required to be disclosed under Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).
     The Company competes with a variety of education companies because its learning system encompasses many components of the educational development and delivery process. The Company competes with companies that provide online curriculum and school support services to virtual public schools, such as Connections Academy, LLC, White Hat Management, LLC and National Network of Digital Schools, curriculum developers, including traditional textbook publishers such as the McGraw-Hill Companies, Harcourt, Inc., Pearson plc and Houghton Mifflin Riverdeep Group plc, test and assessment firms and private education management companies. There are a number of factors on which the Company competes, but given the budgetary constraints inherent in public education, the pricing structure and overall cost of our products and services is sometimes a key competitive factor in a school’s decision to use our products and services. Based on the disclosures made in the Registration Statement and as a public company, our competitors will have access to proprietary information about our business, while we may not have access to similar information about them as many of the Company’s competitors are not reporting companies under Section 13 or 15(d) of the Securities Exchange Act of 1934. The Company’s competitors will have access to all of our quarterly and annual financial statements, which will provide them with significant information about the Company’s revenues and costs of doing business, as well as access to information regarding potential business trends for, and significant events within, the Company. Providing the Company’s internal EBITDA, revenue, and school and enrollment expansion incentive targets on a forward-looking basis, in addition to all of the information that will already be available, could allow the Company’s competitors to ascertain its profitability goals and growth strategy and provide them with competitively useful insights into the pricing structure that the Company is utilizing or is likely to utilize. As such, in situations where the Company must provide pricing proposals to potential customers, the Company’s competitors may utilize these targets and goals to underbid the Company in a competitive bidding environment when they know or suspect that the customer is also considering our learning systems. In addition to using this information in a competitive bidding environment, the Company’s competitors may be able to use the disclosed information to structure pricing that is lower than the Company’s in an attempt to lure away or capture certain segments of the Company’s business from existing customers. Finally, if our competitors are able to discern our expansion strategy (such as the jurisdictions or markets that we are likely to target in a given year) based in part on jurisdictional and enrollment expansion goals, they may be able to tailor their own strategies to improve their odds of competing with us for customers.

September 26, 2007

     In addition, as discussed in the Registration Statement, most of our revenues depend on per pupil funding amounts that are established by state legislatures, which can fluctuate as a result of the political process. School choice opponents often attempt to influence policymakers to reduce per pupil funding amounts for virtual public schools or erect barriers to their entry in public education. These opponents may attempt to distort these internal revenue and income targets to imply that the Company’s pricing is not justified (insofar as it contributes to our ability to achieve profits, and notwithstanding that the selection process is competitive) or may utilize our new state expansion and student enrollment targets to suggest that the Company is acting based on motivations unrelated to growing our business and making our learning system available to as many children as possible. Moreover, because this information relates to compensation levels, which have traditionally stirred controversy in the public education context, these effects may be exacerbated. If these opponents succeed in limiting per pupil funding for virtual public schools or affecting legislation that would restrict or prevent the operation of virtual public schools, our competitive position would be materially harmed.
     Moreover, disclosing this information could also have detrimental effects on the Company’s negotiations with its vendors and suppliers by allowing them to assess the Company’s profitability goals when pricing our products and services. The Company deals with various vendors and suppliers in providing its comprehensive learning system, including vendors who license the Company’s proprietary computer system and manage the Company’s network hardware, software and technological infrastructure, vendors and suppliers who provide the components of the Company’s offline learning kits and vendors who provide our third-party online courses. Over half of the Company’s costs and expenses consist of instructional costs and services, which comprise, among other things, fulfillment costs of student textbooks and materials and the costs of third-party online courses. As such, the fees charged by the Company’s vendors and suppliers have significant effects on the Company’s total costs and expenses, and any diminution of the Company’s position in negotiating such fees and costs could have negative effects on the Company’s profitability. Disclosing the Company’s internal EBITDA and revenue targets could enable the Company’s vendors and suppliers to assess the Company’s profitability goals and potential profit margins and to use such information to negotiate higher fees for their products and services. Similarly, such disclosure could inhibit the Company’s ability to negotiate price concessions from its vendors. The negative effects due to any diminution of the Company’s negotiating position would be even more significant where the Company’s vendor arrangements are not long-term. Furthermore, as discussed above, the Company’s revenues are primarily dependent on per pupil funding established by state legislatures, which is finite and subject to fluctuation independent of the Company’s costs, so the Company is unable to recover the costs of any increases in fees by its vendors and suppliers.
     Finally, providing competitors with this level of granularity into the Company’s compensation strategies could also enable them to offer aggressive compensation packages to lure away key members of the Company’s management team and may adversely impact the Company’s ability to acquire new talent. Competitors may be able to focus such efforts even prior to when bonuses would be payable by monitoring the Company’s actual results as compared to the disclosed targets for payment of bonuses to the Company’s executives. Attracting and retaining capable executives to a company with our political risk profile and long-term challenges is difficult, and would be even more so if competitors for executive talent had the benefit of this information. Accordingly, the Company’s competitive position would be substantially harmed by the disclosure of such targets.
     In the absence of disclosing the actual fiscal year 2008 targets, the Company has instead revised the Registration Statement on pages 78-79 of Amendment No. 1, to include disclosure regarding the difficulty of achieving these targets, in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

September 26, 2007

37.	Please revise to explain in more detail how individual performance of each of the named executive officers is measured in determining salary, annual performance bonuses and stock option grants.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 78-82 of Amendment No. 1.
38.	Discuss how each named executive officer’s base salary was adjusted in the first quarter of fiscal 2007 and how the compensation committee’s consideration of each factor listed resulted in the amount of the adjustment. In addition, quantify how each executive’s base salary compared to the median of the peer group.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 79 of Amendment No. 1.
39.	Please revise to discuss the difference in compensation levels and types among the named executive officers and the reasons for those differences, including how such differences fit into the company’s overall compensation objectives and philosophies. For example, you should explain the following:
•	the differences in salaries, target bonus percentages, actual bonuses awarded, stock options awarded and exercise prices;

•	why Mr. Davis received a guaranteed bonus in 2007 and the other named executive officers did not;

•	why you have granted stock options to particular executive officers under stand-alone agreements (such as Messrs. Packard and Davis in 2007) rather than under your stock option plan, and whether you intend to do so in the future; and

•	why Mr. Packard’s stock options are subject to certain performance vesting standards, but the stock options granted to the other named executive officers are not.

These are merely examples. We refer you to Securities Act Release 8732A, Section IIB.1.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 79-80 of Amendment No. 1.

September 26, 2007

40.	Please revise to explain in more detail how the actual bonus amounts and stock option grants for the named executive officers for the year ended June 30, 2007 were determined, including, but not limited to, the reasons for differences in treatment of the named executive officers, the achievement and/or lack of achievement of performance goals and targets and the individual performance of the named executive officers. Clarify how each factor resulted in the amounts the committee determined each executive officer earned, not just the factors that were “primarily” or “generally” used.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 79-80 of Amendment No. 1.
41.	We note that you will institute a deferred compensation plan for certain of your executives effective January 2008. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 81 of Amendment No. 1.
Grants of Plan-Based Awards During 2007, page 79
42.	We note the column “Closing Market Price on Date of Grant.” Since there has not been a public market for your common stock, please disclose the methodology you used to determine this price.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 84 of Amendment No. 1.
Outstanding Equity Awards at Fiscal Year End for 2007, page 80
43.	Please include the vesting date or condition for the 1,200,000 options held by Mr. Packard which are not included in the disclosure contained in footnote number 1. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 84 of Amendment No. 1.

September 26, 2007

Options Exercised and Stock Vested, page 81
44.	Please disclose the exercise price of the stock options exercised by Mr. Saxberg. Disclose the fair market value of the company’s common stock on the date of exercise and the methodology you used to determine the fair market value.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 85 of Amendment No. 1.
Potential Value of Termination and Chance in Control Benefits, page 83
45.	We note that Mr. Packard entered into an amended employment agreement and Mr. Baule entered into amended option agreement on July 12, 2007. Please revise to clarify, by footnote or otherwise, whether or not the numbers included in the table (which assumes an event on June 30, 2007) were calculated using the terms of those amended agreements. If the numbers were not calculated using the terms of those amended agreements, to the extent material, please revise to quantify how those agreements would affect the numbers included in the table.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 88 of Amendment No. 1.
46.	Please disclose the methodology you used to value your common stock at $1.82 value of your common stock on June 30, 2007.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 88 of Amendment No. 1.
47.	We note the various arrangements you have with the named executive officers and various scenarios described in this section discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 81-82 of Amendment No. 1.

September 26, 2007

Director Compensation, page 84
48.	Please provide a description of standard compensation arrangements for your directors, such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance. While you state that you compensated your non-employee directors through the grant of stock options, you do not disclose how the amount of stock options granted to each non-employee director was determined. In this regard, we note that different directors received different amounts of option grants in the current and prior fiscal years. Discuss whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement. See Regulation S-K Item 402(k)(3).
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 88-89 of Amendment No. 1.
Certain Relationships and Related-Party Transactions, page 85
49.	Please revise to explain whether the policies and procedures for approval of related party transactions are in writing and the standards to be applied pursuant to such polices and procedures. Refer to Regulation S-K Item 404(b)(1).
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 90 of Amendment No. 1.
Principal and Selling Stockholders, page 87
50.	We note that the CV II Entities are affiliates of The Bear Stearns Companies Inc., a registered broker-dealer. If the CV II Entities will be selling stockholders, please disclose whether they purchased the shares being registered on their behalf in the ordinary course of business and whether, at the time of the purchase of those shares, they had any agreement or understanding, directly or indirectly, with any person to distribute those shares. In your response letter, confirm that no other selling shareholders are broker-dealers or affiliates of broker-dealers.
Response:
We revised the Registration Statement to include the requested disclosure. Please see footnote 13 on page 93 of Amendment No. 1. We acknowledge that we must provide the Staff with information regarding selling shareholders, however at this time we do not know who the selling shareholders will be. Accordingly, we will advise the Staff supplementally in a future amendment.

September 26, 2007

51.	Disclose the natural person(s) who exercise investment and voting control over Learning Group LLC and Mollusk Holdings, LLC.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 93-94 of Amendment No. 1.
Underwriting, page 98
52.	On page 98, you state that “certain” of your stockholders have agreed to the lock-up agreements described. On page 20, you state that all of your stockholders have agreed to the lock-up. Please revise to clarify as appropriate. If less than all your existing stockholders have agreed to the lock-up, please disclose the total number of outstanding shares that will be subject to a lock-up agreement as of the consummation of the offering.
Response:
We revised the Registration Statement to include the requested disclosure. Please note that we provided a placeholder for the number of outstanding shares subject to the lock-up because we will not be able to fully ascertain that number until immediately prior to circulating preliminary prospectuses. Please see pages 19 and 104 of Amendment No. 1.

53.	Please indicate the portion of the expenses that will be borne by the selling shareholders.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page 104 of Amendment No. 1.
54.	To the extent known by you, describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by you or your directors, executive officers or shareholders before the lock-up period’s expiration.
Response:
There is not a predetermined set of factors the underwriters would consider in determining whether to consent to the sale of shares subject to the lock-up prior to the lock-up period’s expiration. Should such a request be made, the underwriters will consider the circumstances surrounding the request on a case by case basis and evaluate the situation at the time the request is made.

September 26, 2007

55.	Please disclose whether you have agreed to indemnify the underwriters against any liability arising under the Securities Act.
Response:
We note the Staff’s comment and respectfully refer the Staff to the fifth full paragraph on page 105 of the Registration Statement, which contains the requested disclosure.
Statement of Operations, page F-3
56.	Please state separately the revenues from services pursuant to Regulation S-X, Rule 5-03. You should also state the costs and expenses applicable to these revenues separately.
Response:
We respectfully note the Staff’s comment; however, we deliver the components of our learning system in an integrated package of instruction and course curriculum. We do not generate revenue from the sale of any of the components on an individual basis and do not have an objective basis by which to ascertain the revenue generated by any individual component. In addition, most of our contracts with virtual public schools hold us responsible for the totality of their student’s education, regardless of the individual services or materials provided. Accordingly, the revenue we generate through arrangements with virtual public schools is derived from the level of per enrollment funding available to the school, not by the value of any individual component of our service. For these reasons, we believe that the current presentation appropriately reflects our business model.
57.	It appears that the caption “cost of sales” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, please revise how you determine the amount identified as cost of sales to include these expenses or provide the disclosures called for in SAB 11:B.
Response:
We note the Staff’s comment and respectfully refer the Staff to the first paragraph following the table in footnote 3. Property and Equipment on page F-12, which contains the requested disclosure.
Notes to the Financial Statements, Revenue Recognition, page F-7
58.	With respect to your revenue recognition policy as stated in the notes to the financial statements for “student personal computers” tell us, and disclose, whether the basis of accounting for recognizing revenue is upon shipment, specifically indicating when the customer has taken title of the products and assumed the risks and rewards of ownership.
Response:
The Company offers the use of a personal computer to students through the schools during the school year. Title to the personal computers does not transfer to the students or the schools. For this service, the school is charged a fee that is recognized ratably over the course of the school year. We revised the Registration Statement to include the requested disclosure. Please see page F-7 of Amendment No. 1.

September 26, 2007

59.	It appears that you enter into arrangements that contain multiple elements, including contracts with services and product components. With a view towards expanded disclosure, please explain to us your full compliance with the guidance in EITF 00-21.
Response:
In most instances, the Company’s revenue is generated under contracts with virtual public schools which include multiple elements. These elements include providing each of a school’s students with access to the Company’s on-line school and the on-line component of lessons; offline learning kits which include books and materials designed to complement and supplement the on-line lessons; the use of a personal computer and associated reclamation services; internet access and technology support services; the services of a state-certified teacher and; all management and technology services required to operate a virtual public school.
We have reviewed these arrangements in accordance with the guidance in EITF 00-21 and determined that the elements of the arrangement do not meet two of the three conditions set forth in EITF 00-21. First, the elements do not have value on a standalone basis. For example, most lessons provided in the on-line school are completely integrated with materials in the off-line learning kits. A student without access to both the elements would not be able to complete a lesson. Second, there is no objective and reliable evidence of the fair value of the individual elements. A school may contract with the Company on behalf of its students to provide each student with access to the on-line school and the offline learning kits. However, for aforementioned reasons, schools do not contract for these elements separately. In addition, the Company only provides student computer, school technology and management services in conjunction with the sale of its curriculum.
Accordingly, we believe that it is appropriate to account for the revenues received under our multiple-element contracts as a single unit of accounting and to recognize the revenues over the course of the year based upon the approximate rate at which we incur costs to deliver each element. We revised the Registration Statement to include the requested disclosure. Please see page F-7 of Amendment No. 1.

September 26, 2007

60.	It appears there is considerable uncertainty surrounding the realizability of the revenue you recognize for your management and technology services. We note on pages 36-37 your fees for management and technology services are based on percentages of the funding to be received by schools, you estimate the amount of funds each school district will receive in a year, and your estimates may vary from actual funding. Furthermore, you apparently take responsibility for any operating deficits as a result of your management and technology services, possibly impairing your ability to collect the full amount invoiced per period. In light of such circumstances, explain to us why you believe you have met the four conditions for revenue recognition at the time revenue is recognized. Refer to SAB Topic 13:A.1. Also, tell us why you believe recognizing the fees ratably over the period is the appropriate method for recognizing revenue, as compared to, for example, either the installment or cost recovery methods.
Response:
School revenues are determined based upon per enrollment funding levels established by the state. These funding levels are established prior to the start of a school year and are highly predictable. To the extent that these funding levels are inadequate to cover all expenses of the school, including charges from the Company for management services and technology services, the Company will reduce its revenues to match the level of funding available to the school. The expenses of the school are generally predictable since they are largely related to the number of students enrolled. The Company uses these factors to predict any operating deficits that may occur.
We define school operating deficits as the difference between the school funding levels and the total school expenses which include our billings based upon our nationwide established price lists. The operating deficit is driven in large part by the Company’s billings to the school. The Company’s billings include a profit margin. It should be noted that the fact that a school has an operating deficit does not mean that the Company anticipates losing money on the contract.
Since we are responsible for providing all aspects of a student’s education and complete management of the schools’ operation, we consider our revenue to be the amount of per enrollment funding received by the school up to level of expenses incurred. We believe that this per enrollment funding meets the four criteria for revenue recognition as follows:
•	Persuasive evidence of an arrangement exists – all of our services are delivered in accordance with contracts which require us to provide for the education of each enrolled student.

•	Delivery or rendering of services is complete – all of our services are delivered during the school year.

•	The seller’s price to the buyer is fixed and determinable – we charge for the components of our service offering in accordance with an established price list and with an understanding that our total price is capped at the state-established amount of per enrollment funding. State funding levels are published annually in advance of the school year.

•	Collection is reasonably assured – Funding up to the established level of per enrollment funding is provided by a state or school district.

September 26, 2007

To the extent that the expenses of the school, including charges from the Company, exceed per enrollment funding levels, we do not believe the criteria that collection is reasonably assured is met. Therefore, we record revenue only up to the level of per enrollment funding which is assured of collection.
Our contracts require the Company to manage schools over the entire year for a percentage of school revenues. These revenues are fixed and determinable based upon state per enrollment funding levels. The primary costs associated with these revenues are the wages and benefits related to the school administrative staff and related operating costs. These costs are generally incurred ratably over the course of the year and accordingly we recognize the associated revenues ratably over the course of the year. Since we deem these school revenues up to established per enrollment funding levels to be collectible and determinable, we recognize revenue to match the associated costs. Because collection is reasonably assured and because the Company will realize a profit on the arrangement, we do not believe that either the installment or cost recovery method is appropriate.
61.	Regarding your management and technology services fee revenues, tell us in detail and clarify in your disclosures the following:
•	how you determine the estimated total funds for each school;

•	how you formulate the related fee percentages;

•	how accurate your school funding estimates have been in past three years; and

•	how material your adjustments and revisions have been to those estimates and formulas in the past three years.
Response:
We respectfully respond as follows:
•	The total revenues for a virtual public school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels which are generally published on an annual basis by the state or school district. We consider these two factors to estimate the total funds a school will receive. Based upon opening enrollment levels and historical in-year withdrawal and enrollment trends, we have been able to accurately forecast average enrollment levels on a monthly basis. Over the last four fiscal years, beginning enrollments for the year have been within a range of 0.1% to 3.1% of the average enrollment levels for the year. Except for the 2006/07 school year, the percentage was less than 1.0%. Enrollments after the start of the 2006/07 school year grew faster than in previous years due to improved marketing and increased efforts to retain students.

•	In our contracts with schools, we usually establish a management and technology service fee calculated as a percentage of the school’s revenues. Under certain contracts, rather than define a percentage, we receive all funds remaining after the other expenses of the school have been paid. In substance, this is how all of our contracts function. While we may invoice the school for management services based upon a percentage of revenues received by the school, the realizable portion is the amount for which collection is reasonably assured. We determine the realizable amount by estimating the school’s operating deficit, which is a function of the school’s estimated revenues and the school’s expenses, including charges from the Company. Our revenues reflect the realizable portion of the management and technology service fee revenues.

September 26, 2007

•	We have been able to accurately estimate annual school revenues on a quarterly basis. This is due to our relatively steady enrollment levels and the fact that state and district funding levels are established once a year, prior to the start of school, and maintained throughout the year. We ensure the accuracy of our intra-year estimates of school revenue by monitoring enrollments on a weekly basis and updating our estimates of full year school funding on a periodic basis. Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual management and technology service fee revenues on actual school revenues.

•	Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school revenues and to use actual costs incurred in our calculation of school operating deficits. As a result, on an annual basis, we have not had to make any material adjustments to our estimates of realizable revenue over the last three years. Since we have generally focused on year-to-date and annual outcomes rather than quarterly results, and because many of our quarterly estimates were determined significantly after the fact, we are not able to provide a measurement of the accuracy of our quarterly estimates over the past three years. We believe that our process of estimating school funding and school operating expenses is well-developed and will enable us to make accurate estimates of realizable revenue on a quarterly basis.
To provide further disclosure, we have revised our disclosure on page 35 of the Amendment No. 1.
62.	Regarding your taking responsibility of operating deficits under your management and technology contracts, tell us in detail and clarify in your disclosures the following:
•	how you determine full year revenues and deficits of schools;

•	how accurate your deficit estimates have been in the past three years; and

•	how material your estimated reductions have been to revenues in the past three years.
Response:
We respectfully respond as follows:
•	School revenues and operating deficits are determined based upon actual revenues received by the school and actual expenses incurred by the school. The expenses of the school include all billings from the Company at our standard list price, the cost of teachers and other administrative costs. The school’s operating deficit is derived from its revenues and expenses.
•	Since the completion of a school year coincides with the completion of our fiscal year, and since we have management responsibility for the accounting operations of the schools we manage, we are able to utilize a school’s actual operating deficits in calculating the Company’s realizable revenue. Therefore, on a full year basis, the estimates of school operating deficits, which are considered in the calculation of the Company’s revenue, have been accurate. Calculating the Company’s revenue on an interim basis requires us to utilize estimated annual school operating deficits on an interim basis as well. To begin this periodic estimation process, we assist the schools in preparing an annual operating budget. We estimate a school’s full year revenues by applying established per enrollment funding levels, which are generally published on an annual basis by the state or school district, to the projected number of school enrollments. Similarly, based upon enrollment levels, we assist the schools in preparing their annual expense budgets. The expenses of the schools tend to correlate with enrollment levels. Periodically, we revise our estimates for the school based upon actual year-to-date results. We believe that our methodology, the predictability of per enrollment funding levels, the high level of correlation between expenses and the number of enrollments, and our consistent intra-year enrollment levels will enable us to be highly accurate in our periodic estimations of annual school operating deficits.
•	For the three years ended June 30, 2007, 2006 and 2005, the sum of the operating deficits for all of the schools we serve have totaled $13.7 million, $7.0 million and $5.5 million, respectively. In deriving our revenue, we amortize these amounts against the Company’s charges to the school which are at our list price.
     To provide further clarification, we have revised our disclosures on pages 31 and 36 of Amendment No. 1.

September 26, 2007

63.	Addressing applicable accounting literature, explain to us the procedures and mechanics of amortizing any adjustments to estimated management and technology service revenues for both fees and operating deficits. If necessary, provide us with journal entries illustrating how estimated revenues are recognized and how subsequent adjustments are amortized.
Response:
In order to match the amortization of the annual deficit allowance with the associated revenue on an interim basis, we estimate the annual deficit allowance and the annual Company charges to the school based upon current and projected enrollments. We then amortize the annual deficit allowance for the interim period based upon the proportion of actual current period Company charges to estimated annual Company charges. At each quarter end, we update our estimates and to the extent that they have changed, we make any adjustments necessary to ensure that the appropriate portion of the annual deficit allowance has been reflected in year-to-date revenues. Since the year end of the schools we manage coincides with the end of our fiscal year, the final entry of the year ensures that the balances in our year-end accounts reflect the actual school operating deficits for the fiscal year.
64.	Revise your disclosure to further clarify your policy for recognizing revenue from your internet-based e-learning courses, the hosting services you provide, licensing agreements, etc.
Response:
The Company has not entered into any sales licensing agreements nor does it provide separate hosting services. We revised the Registration Statement to clarify the revenue recognition of our online lessons. Please see page F-7 of Amendment No. 1.
65.	Tell us and disclose whether or not your school contracts have provisions for refundable fees for services, price allowances, etc. If they do, tell us about your refund policies and disclose the accounting policy for refundable fees for services, price allowances, etc. Refer to SAB Topic 13A4.
Response:
We respectfully advise the Staff that virtual public schools may be entitled to certain refunds for students withdrawing from a school within 30 days of enrollment. Historically, these amounts have been immaterial and accordingly we do not believe revision is necessary.
66.	Tell us whether you may have instances when the deferred costs of revenues exceed the amount of deferred revenue for a specific contract. Describe your accounting policy for such cases and how you consider the future revenue stream from a contract in this analysis.
Response:
We respectfully advise the Staff that the Company does not defer costs of revenues.
Capitalized Curriculum Development Costs, page F-9
67.	Please explain to us your basis for relying upon the guidance in SOP 98-1 when accounting for curriculum courseware development costs. Pursuant to paragraph 12 of this guidance, there should be no substantive plan to market the software externally. Based upon your disclosure in footnote 1 and elsewhere, it appears you market your curriculum to school systems and individual customers.
Response:
We respectfully advise the Staff that our curriculum courseware and platform are used to deliver our learning system. Our customers do not acquire our software or future rights to use it. Accordingly, we have relied on the guidance for capitalization in SOP 98-1.

September 26, 2007

68.	With a view towards expanded policy disclosure, explain to us how you account for upgrades and enhancements to previously developed courses and tell us your basis in GAAP for your policy.
Response:
We expense or capitalize upgrades and enhancements to previously developed courses in accordance with SOP 98-1. Upgrades and enhancements are defined as modifications to existing courses that result in additional functionality — that is, modifications to enable a course to perform tasks or present lessons that it was previously incapable of performing or presenting. Upgrades and enhancements to previously developed courses are expensed or capitalized as follows:
•	Internal and external costs incurred during the preliminary project or planning stage are expensed as they are incurred. The preliminary project stage includes conceptual foundation of alternatives, benchmarking and evaluation of alternatives, and selection of alternatives.

•	Internal and external costs incurred during the application development stage are capitalized. The application development stage begins once technological feasibility is established and includes instructional design, development of flash programs, storyboarding, and editing.

•	Post-Implementation/Operation Stage. Internal and external maintenance costs and training costs are expensed as incurred. This stage begins once the development stage is complete and the upgrade or enhancement is made available for use.
69.	Please state separately the amounts of the major classes of inventories, such as finished goods, costs related to long-term contracts, work in process, raw materials and supplies. Please refer to Regulation S-X, Rule 5-02-6(a). Revise or advise.
Response:
We respectfully advise the Staff that inventory consists primarily of schoolbooks and learning materials which are considered finished goods.
Note 4. Income Taxes, page F-13
70.	Tell as how you applied SFAS No. 109 in assessing the need for a valuation allowance against your deferred tax asset. Refer to the guidance provided by the Division of Corporation Finance on financial reporting matters, which is located on our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P198_34687. Noting your history of operating losses, tell us and disclose if the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. Discuss the uncertainties surrounding realization of your deferred tax asset and describe these assumed future events, quantified to the extent practicable, in your management’s discussion and analysis and discussion of critical accounting policies.

September 26, 2007

Response:
     We applied SFAS No. 109 in assessing the need for a valuation allowance against the Company’s deferred tax asset. Per SFAS No. 109.20, all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Additionally, paragraph 21 of SFAS No. 109 provides that future realization of a tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward period available under the tax law.
     Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Our review of cumulative operations for the years ended June 30, 2005, 2006 and 2007. This review indicates cumulative losses exist. In circumstances where it is determined that a company is in a recent cumulative loss position, it would be difficult to conclude that a valuation allowance for its deferred tax assets is not necessary. Recent cumulative losses at the Company constitute significant negative evidence, and positive evidence of equal or greater significance is needed at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards.
     A valuation allowance is recognized if, based on the information available, it is more likely than not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized. This assessment is difficult where there is negative evidence, which generally is the case for companies that have experienced pre-tax losses in recent years, such as the Company, marginally profitable companies, companies that do not have a reliable history of profitability or companies experiencing a high degree of volatility in earnings.
     In analyzing the Company’s valuation allowance position, we focused on the four sources of taxable income considered in determining whether a valuation allowance is required. Those four sources included; (1) future reversals of existing taxable temporary differences, (2) taxable income in prior carryback years, (3) tax planning strategies, and (4) future taxable income exclusive of reversing temporary differences and carryforwards.
Future Reversals of Existing Taxable Temporary Differences
     The Company does not have net taxable temporary differences that are expected to reverse and result in taxable income in the future. A review of its deferred tax assets and liabilities, on a gross basis, indicates deferred assets exceed deferred liabilities by a margin of 10 to 1. As a result, future reversals of these timing differences are not expected to produce taxable income for the Company.
Taxable Income in Prior Carryback Years
     Since its inception in 1999, the Company has failed to generate taxable income in any tax year. Through June 30, 2006, the Company had accumulated a net operating loss of approximately $62 million. As a result of its loss operations in prior years, the Company does not have any taxable income in prior carryback years with which it could utilize any of the net operating loss generated.

September 26, 2007

Tax Planning Strategies
SFAS No. 109 defines a qualified tax planning strategy as an action that:
•	Is prudent and feasible.

•	A company ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused.

•	Would result in the realization of deferred tax asset.
In addition, under SFAS No. 109.22, tax planning strategies are actions that could:
•	Accelerate taxable income to utilize expiring carryforwards,

•	Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss, or

•	Change the nature of the income, for example, from tax-exempt income to taxable income.
     We have reviewed the definition of tax planning strategies per SFAS No. 109 and do not believe we currently have any tax planning strategies which would impact the Company’s valuation allowance.
Future Taxable Income Exclusive of Reversing Temporary Differences & Carryforwards
     Although the Company generated pre-tax income of approximately $4.1 million for the year ended June 30, 2007, due to the reversal of certain temporary differences, its taxable income is expected to be break-even or an immaterial positive taxable income. Arriving at future taxable income requires we make certain assumptions and projections about operations. Historical evidence suggests we cannot determine with reasonable accuracy if the Company will have operations that produce taxable income. In addition, our ability to forecast continued improvements of consolidated taxable income is subject to certain market factors that we may not be able to control. As such, our current analysis regarding the Company’s valuation allowance leads us to conclude that no reduction in valuation allowance is appropriate at this time.
Conclusion
     In general, we assessed the likelihood that the Company will be able to recover its deferred tax assets. We considered all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, we have concluded that it is more likely than not that a full valuation allowance against deferred tax assets as of June 30, 2007 is appropriate. To the extent we determine that all or a portion of the Company’s valuation allowance is no longer necessary, the Company will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance.
     We have clarified our disclosures on page 39 of the Amendment.

September 26, 2007

71.	Disclose a rate reconciliation for each year the statements of operations are presented. Refer to paragraph 47 of SFAS 109.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page F-13 of Amendment No. 1.
Note 7. Equity, page F-l5
72.	Explain to us in detail your analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B and C Redeemable Preferred Stock. See DIG Issue B16, “Embedded Derivatives: Calls and Puts in Debt Instruments.”
Response:
We have provided analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B and C Redeemable Preferred Stock in Annex A attached to this response letter.
Note 8. Stock Option Plan, page F-16
73.	In the next amendment, revise to disclose the following information for any equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).
•	Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

•	If the valuation specialist was a related party, a statement indicating that fact.
In addition, please revise management’s discussion and analysis to disclose the following:
•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

•	If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

September 26, 2007

Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 37-38 and F-17-F-20 of Amendment No. 1.
Note 9. Commitments and Contingencies, page F-16
74.	Clarify in the second paragraph on page F-17 if a loss in either case could have a material adverse impact on your future results of operations, financial position, or cash flows.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page F-20 of Amendment No. 1.
75.	We note your statement that it is not possible to predict the final outcome of your legal matters with any degree of certainty. Pursuant to paragraph 10 of SFAS No. 5, disclose the amount of reasonably possible loss or the range of possible loss, or state that such an estimate cannot be made.
Response:
We revised the Registration Statement to include the requested disclosure. Please see page F-21 of Amendment No. 1.
76.	Regarding Illinois v. Chicago Virtual Charter School, disclose the terms of your indemnity agreement with CVCS.
Response:
We revised the Registration Statement to include the requested disclosure. Please see pages 65 and F-21 of Amendment No. 1.
Other
77.	Please provide all required segment disclosures and related information in accordance with SFAS 131. If you intend to represent that the Chief Operating Decision Maker reviews only the company’s aggregated financial information, please explain to us your full consideration of the guidance in SFAS No. 131 when concluding that you have one reportable segment. Please separately address each of the following issues when responding to this comment.
•	Identify for us your chief operating decision maker.

•	Provide us an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities.

•	Describe for us the management reports reviewed by the Chief Operating Decision Maker and explain how he uses them. Specifically discuss the measure of profit and loss reviewed by the CODM.

•	Identify for us your operating segments and explain how they were determined. Refer to paragraph 10 of SFAS No. 131.

•	If you have aggregated several operating segments into one reportable segment, explain to us how you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

September 26, 2007

Response:
We believe that the Company has only one reportable segment and, therefore, that we have provided all required disclosures.
•	Our chief operating decision maker is our Chief Executive Officer.

•	We have provided an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities in Annex B attached to this response letter.

•	Generally CODM reviews full-year budgets and financial models.

•	The Company’s primary business is providing our learning systems, which include our on-line curriculum and associated offline learning kits, to virtual public schools. This business accounts for approximately 97% of the Company’s total revenue. As an adjunct to this business, the Company sells the same curriculum and offline learning kits directly to consumers through our website. We refer to this as our direct-to-consumer business. Based upon paragraph 10 of SFAS No. 131, we do not consider these direct-to-consumer activities to constitute an operating segment for the following reasons:
•	We do not regularly review the results of our direct-to-consumer sales with the chief operating decision maker, nor do we make any conscious decision to allocate resources to the business. All resources of the Company are directed towards the Company’s primary business. This is evidenced by the fact that our total revenues have grown by approximately 30% per year over the past three years direct-to-consumer sales have remained relatively flat over the same period.

•	We do not measure separately the financial performance of our direct-to-consumer business other than revenues. There is no discrete financial information related to this portion of our business except for revenues. There are no assets or liabilities assigned to this portion of our business. We could not ascertain the profitability of this portion of our business on a standalone basis without making significant estimates and assumptions.

•	In addition, per paragraph 14 of SFAS No. 131, there is no segment manager accountable for the results of the direct-to-consumer revenues.

September 26, 2007

78.	Pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X, provide audited financial statements for Socratic Network L.P., Socratic Learning, Inc. and Tutors Worldwide (India) Private Ltd., and pro forma information giving effect to the acquisitions, or explain to us why it is not necessary for you to do so. If you have concluded that the acquisitions are not significant, provide us your detailed tests of significance prepared in accordance with Rule 1-02(w) of Regulation S-X.
Response:
We respectfully advise the Staff that we have concluded that we are not required to provide audited financial statements pursuant to Item 3-05 of Regulation S-X for Socratic Network L.P., Socratic Learning, Inc. and Tutors Worldwide (India) Private Ltd. (collectively, “Socratic”), or pro forma information giving effect to the acquisition pursuant to Article 11 of Regulation S-X, because the transaction is not an acquisition of a “business” within the meaning of Item 11-01(d) of Regulation S-X (which is made applicable to Item 3-05 of Regulation S-X by clauses (a)(1) and (2) thereof). Item 11-01(d) of Regulation S-X provides that the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. In this case, the nature of the revenue-producing activity of Socratic will not remain generally the same as before the transaction, as the Company does not intend to acquire or renew any of the contracts of Socratic. Instead, the basis for the potential acquisition is solely to add offshore tutoring capabilities to our existing curriculum. Moreover, while we have not yet determined whether we will acquire all, substantially all or a selected set of assets of Socratic, or all of the equity interests in Socratic or any of its affiliates or subsidiaries, it is certain that certain attributes of Socratic will not remain following the transaction, including its sales force, customer base, and trade names.
Nevertheless, if it is determined that the transaction does constitute the acquisition of a “business,” we do not believe that such financial statements and pro forma information are required because the acquisition is not significant. We have supplementally provided detailed tests of significance prepared in accordance with Rule 1-02(w) of Regulation S-X as Annex C to this response letter. Note in this regard, however, that, with respect to Condition 3 under Rule 1-02(w) of Regulation S-X, because we are acquiring these assets for the purpose of adding offshore tutoring capabilities to our existing curriculum and we do not intend to acquire or renew any contracts of Socratic, we do not believe that there will be any continuing operations from the assets to be acquired, and accordingly this condition is not applicable.
We also wish to advise the staff that our amendment includes a disclosure related to a non-binding letter of intent which we entered into on August 2, 2007 to acquire a curriculum content developer. We respectfully advise the staff that although this transaction, once completed, may constitute the acquisition of a “business,” we have concluded that such financial statements and pro forma information are not required because the acquisition is not significant. Accordingly, we have also supplementally provided detailed tests of significance prepared in accordance with Rule 1-02(w) of Regulation S-X as Annex D to this response letter.

September 26, 2007

PART II
Exhibits. Item 16
79.	Please tell us what consideration you have given to filing as exhibits any of your contracts to provide products and services to virtual public schools, some of which generate a substantial percentage of your revenues. Alternatively, please file the contracts required by Regulation S-K Item 601(b)(10).
Response:
When determining our obligations to file as exhibits our contracts to provide products and services to the virtual public schools we serve, we reviewed Item 601(b)(10) of Regulation S-K. Because these contracts are made in the ordinary course of our business, and do not fall within any of the subcategories of Item 601(b)(10)(ii), we do not believe that we are required to file such contracts as exhibits. As none of the directors, officers, promoters, voting trustees, security holders named in the registration statement nor the underwriters are parties to these contracts, Item 601(b)(10)(ii)(A) is not applicable. Items 601(b)(10)(ii)(C) and (D) are not applicable because these contracts do not call for the acquisition or sale of property, plant or equipment for a consideration exceeding 15% of our fixed assets and these contracts are not material leases. Finally, we do not believe that Item 601(b)(10)(ii)(B) is applicable because our business is not substantially dependent upon any one contract to provide products and services to a virtual public school. Based on these considerations, we do not believe that we are required pursuant to Item 601(b)(10) to file as exhibits our contracts to provide products and services to the virtual public schools we serve.
80.	Please file as an exhibit the lease for your headquarters or tell us why you believe you do not need to file the agreement under Regulation S-K Item 601(b)(10)(ii)(D).
Response:
We have filed the lease and sublease for the headquarters as exhibits 10.13 and 10.14 to Amendment No. 1.

September 26, 2007

          We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.
          Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 1, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2275.
Sincerely,
William P. O’Neill
of LATHAM & WATKINS LLP
Enclosures

cc (via fax):	Ronald J. Packard Howard D. Polsky Richard D. Truesdell, Jr. Blaise F. Brennan

ANNEX A

CLASSIFICATION AND MEASUREMENT OF REDEEMABLE PREFERRED STOCK
Summary of key terms:
Redeemable Preferred Stock: Redeemable Convertible Series C and Series B Preferred Stock issued by the Company to obtain financing.
See Appendix for:
1.	Summary of terms of the Redeemable Convertible Series C Preferred Stock

2.	Selected sections of the Company’s Amended and Restated Articles of Incorporation
Authoritative Guidance:
EITF Topic D-98, Classification and Measurement of Redeemable Securities
“Rule 5-02.28 of Regulation S-X1 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.”
EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock
“Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability)”
SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140
SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities
Analysis
Issue A: Does the company have redeemable preferred stock or any class of stock for which redemption is outside of the control of the issuer?
Response: The Company has redeemable preferred stock with redemption at the option of the holder. Therefore, redeemable preferred stock is classified outside of permanent equity on the balance sheet in accordance with EITF Topic D-98.
Background: Under Regulation S-X, Rule 5-02-28, preferred stock must be classified outside shareholders’ equity when the stock is:
•	Redeemable at a fixed or determinable price on a fixed or determinable date;

•	Redeemable at the option of the holder; or

•	Redeemable based on conditions outside the control of the issuer.
The redemption provisions of the preferred stock, at the option of each holder of Preferred Stock, provide for the Company to redeem, on December 31, 2008 (the “Redemption Date”), by paying in cash an amount equal to 200% of the Invested Amount per share of Preferred Stock.
The redemption provision provides for a preferred stockholder to request for redemption and the Company shall redeem on December 31, 2008 an amount of 200% of the invested amount. With redemption at the option of the holder, redeemable preferred stock should be classified outside of permanent equity in accordance with EITF Topic D-98.
Issue B: Does the redeemable preferred stock require physical settlement by cash?
Response: The redeemable preferred stock provides for the Company to redeem in cash. Therefore redeemable preferred stock is classified as temporary equity in accordance with EITF Issue No. 00-19.
Background: The redemption provisions of the preferred stock, at the option of each holder of Preferred Stock, provide for the Company to redeem by paying in cash an amount equal to 200% of the Invested Amount per share of Preferred Stock.
For SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares would be classified as temporary equity.
Issue C: How should the Company account for the imbedded conversion feature in the redeemable preferred stock?
Response: Upon following the framework (steps 1 – 9 below) for evaluating the convertible preferred stock instrument, the conversion feature embedded in the preferred stock would not have to be bifurcated from the preferred stock host and would not have to be accounted for at fair value under the provisions of FASB Statement No. 133.
Background: Steps from framework for evaluating the convertible preferred stock instrument
Reference: Working Draft AICPA of Technical Practice Aid, “Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force (Working Draft Based on Existing Authoritative Literature as of December 1, 2006)”
1. Determine the nature of the host contract and identify all embedded features, including the embedded conversion option, which may require separate accounting as derivatives under FASB Statement No. 133
The preferred stock is a hybrid instrument that contains an embedded written call option on the Company’s common stock. Although the preferred stock is an equity instrument in legal form, it is more akin to a debt instrument and therefore considered to have a debt host because there is a stated redemption date and fixed redemption amount.
2. Are the economic characteristics and risks of the embedded conversion option clearly and closely related to the host contract?

No. The embedded conversion option in the preferred stock is not considered clearly and closely related to the debt host because the conversion option is a call option on the Company’s common stock which presents an exposure to equity prices. This embedded conversion option meets the requirements of paragraph 12(a) of FASB Statement No. 133.
3. Is the convertible financial instrument remeasured in its entirety to fair value each period with changes in fair value reported in earnings as they occur?
No. The preferred stock is not an instrument that is remeasured at fair value in its entirety with changes in fair value reported in earnings. Additionally, the Company may not elect to measure the preferred stock at fair value under the provisions of FASB Statement No. 155 if it must bifurcate an embedded derivative feature. FASB Statement No. 155 cannot be applied to equity instruments that are classified in stockholders equity (either permanent or temporary equity). The preferred stock is not a liability under the provisions of FASB Statement No. 150 because it is not mandatorily redeemable due to the embedded conversion option, which was considered a substantive feature at inception.
4. Would a separate instrument with the same terms as the embedded conversion option meet all the characteristics of a derivative instrument as described in paragraphs 6 through 9 of FASB Statement No. 133?
No. The preferred stock is convertible into common shares; however, there is no current market or exchange that trades the Company’s common shares. Therefore the shares are not readily convertible into cash. Thus, the embedded conversion feature would not meet the net settlement criteria in paragraph 6(c) of FASB Statement No. 133 as described more fully in FASB Statement No. 133 DIG Issue A12.
5. Does the convertible instrument contain other embedded derivatives that should be separated from the host contract and accounted for as derivative instruments under FASB Statement No. 133 (for example, call options, put options, contingent interest features)?
No. Consider the issues outlined under DIG B16, Embedded Derivatives: Calls and Puts in Debt Instruments, and SFAS paragraph 13 to evaluate the redemption provision:
The preferred stock includes a redemption provision that provides for 200% of the invested amount or $2.68 per share. This redemption amount is fixed and does not adjust based upon an index. The redemption date is December 31, 2008. The redemption feature is not contingently exercisable.
As such, there is no scenario under which the investor would not recover substantially all of its initial investment. The rate of return is fixed as the redemption amount and redemption date is fixed. There is no scenario under which the investor would earn twice the initial return.
In consideration of DIG B16, Embedded Derivatives: Calls and Puts in Debt Instruments, and SFAS paragraph 13; the redemption feature is clearly and closely related to the debt-like host.
6. Does the convertible instrument include a beneficial conversion feature based on the proceeds received for or allocated to the convertible instrument or is the hybrid instrument a convertible debt instrument issued at a substantial premium?
No. The preferred stock is convertible into common stock on a one-for-one basis. The preferred stock was purchased at $1.34 per share. The common stock is not publicly traded and has distribution claims, e.g. liquidation claims, inferior to preferred stock. With the 200% liquidation preference of the preferred stock, the value of the common shares would be significantly less than $1.34 per share. The effective conversion price of the preferred stock is therefore $2.68. Thus, the effective conversion price for the preferred stock is greater than the fair value of the common stock and there would be no intrinsic value at the commitment date (that is, there would be no beneficial conversion feature at the issuance date).
Upon completion of the framework for evaluating the convertible preferred stock instrument, the conversion feature embedded in the preferred stock would not have to be bifurcated from the preferred stock host and would not have to be accounted for at fair value under the provisions of FASB Statement No. 133.
Issue D: How should the carrying amount of redeemable preferred stock be determined?
Response: In accordance with EITF Topic D-98, the initial carrying amount of redeemable preferred stock should be its fair value at date of issue. Where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date.
Background: The initial carrying amount of redeemable preferred stock should be its fair value at date of issue. Where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The carrying amount shall be further periodically increased by amounts representing dividends not currently declared or paid, but which will be payable under the mandatory redemption features, or for which ultimate payment is not solely within the control of the registrant (e.g., dividends that will be payable out of future earnings). Each type of increase in carrying amount shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Any excess after charging against paid-in capital is charged to retained deficit.
The accounting described in the preceding paragraph would apply irrespective of whether the redeemable preferred stock may be voluntarily redeemed by the issuer prior to the mandatory redemption date, or whether it may be converted into another class of securities by the holder. Companies also should consider the guidance in EITF Topic D-98.
Conclusion
1. The Company has redeemable preferred stock with redemption at the option of the holder. Therefore, redeemable preferred stock is classified outside of permanent equity on the balance sheet in accordance with EITF Topic D-98.
2. The redeemable preferred stock provides for the Company to redeem in cash. Therefore redeemable preferred stock is classified as temporary equity in accordance with EITF Issue No. 00-19.
3. The conversion feature embedded in the preferred stock does not meet the definition of a derivative under SFAS 133 because there is no net settlement feature. There was no intrinsic value in the conversion feature and therefore no beneficial conversion feature at the commitment date.

4. In accordance with EITF Topic D-98, the initial carrying amount of redeemable preferred stock should be its fair value at date of issue. Where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date.

Appendix
Summary of terms of the Series C Convertible Preferred Stock
This summarizes certain terms of the Series C Convertible Preferred Stock and certain terms of the Series B Convertible Preferred Stock of the Company. This is subject in its entirety to the terms of the definitive documentation to be executed and delivered in connection with this private placement. The terms of the Company’s Common Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock are set forth in the Amended and Restated Certificate of Incorporation (the “Certificate”). Purchasers of Series C Shares in this offering will be made parties to a Second Amended and Restated Stockholders Agreement.
The terms of Series B Convertible Preferred Stock are substantially similar to the terms below with the exception of the dividend.
Issuer: K12 Inc.
Securities Issued: Series C Convertible Preferred Stock (“Series C Shares” and shall include any Series C Shares issued in accordance with the “Payment in Kind Dividend” provision below)
Amount: $25 million
Price: $1.34 per share (the “Series C Price”)
Terms of Series C Convertible Preferred Stock
Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C Shares are entitled to receive, in preference to the holders of any other class or series of capital stock of the Company, in respect of each Series C Share held by such holder an amount equal to the greater of (i) two times the Series C Price (as adjusted for stock splits, stock dividends and the like), and (ii) the amount they would have received in such liquidation had they converted into Common Stock immediately before the liquidation (the “Series C Liquidation Preference”). After payment of the Series C Liquidation Preference, the holders of the Series B may receive their liquidation preference.
Payment in Kind Dividend Dividends shall accrue on the Series C Shares at the rate of 10% per annum, compounded annually, and shall be paid on January 2 of each year in additional Series C Shares or, at the option of the Company, in cash. No dividends shall be paid to any other classes of capital stock unless any and all accrued but unpaid dividends on the Series C Shares have been declared and paid in full. For any other dividends or similar distributions, the Series C Shares participate with Common Stock on an as if converted basis.
Conversion: Convertible into one share of Common Stock at any time at the option of the holder, subject to antidilution adjustment as summarized below.

The Series C Shares and the Series B Shares automatically convert into Common Stock upon (i) consummation of an underwritten public offering with aggregate gross proceeds of at least $40 million at a price per share of at least $2.68 (subject to adjustment) (a “Qualified IPO”), or (ii) the approval of the holders of at least 60% of the outstanding Series C Shares and Series B Shares voting together as a single class. The Series C Shares and the Series B Shares will also automatically convert into Common Stock in the event that, subsequent to a public offering, the Common Stock has traded for 30 consecutive dates at an average price of at least $2.68 (subject to adjustment) and the aggregate market value of all outstanding shares of Common Stock (including shares of Preferred Stock on an as-converted basis) is at least $300 million (a “Qualified Trading Date”)
Series B Participation: If an existing holder of Series B Shares participates in this private placement by purchasing Series C Shares for cash, such holder of Series B Shares shall be entitled to exchange one Series B Share for one Series C Share for each Series C Share purchased for cash in this private placement for cash.
Antidilution Adjustments: Conversion ratio adjusted on broad-based weighted average basis in the event of certain issuances of additional equity below the applicable conversion price for the Series C Shares. Proportional adjustments for stock splits and stock dividends.
Redemption: The Series C Shares shall be redeemable, at the option of each holder, on December 31, 2008 by the Company at a redemption price equal to two times the Series C Price (as adjusted for stock splits, stock dividends and the like). The redemption right (i) terminates upon the automatic conversion of all Series C Shares and (ii) is no longer applicable to any Series C Shares converted into Common Stock at the option of the holder. The redemption date for the Series B Shares is being extended to December 31, 2008. The redemption rights of the Series C Shares are senior to the redemption rights of the Series B Shares.
Voting Rights: The holders of Series C Shares vote (on an as- converted basis) with holders of the Common Stock upon any matter submitted to a vote of stockholders, except those matters required by law or the Company’s certificate to be submitted to a class vote of the holders of Series C Shares. The consent of the holders of at least 60% of the outstanding Series C Shares and Series B Shares, voting together as a single class, is required (i) for the creation of any security senior or on a parity with the Series B Shares and/or Series C Shares; (ii) to amend or repeal any provision of, or add any provision to the Company’s Certificate in a manner that adversely affects the holders of the Series B Shares and/or Series C Shares; (iii) to declare or pay any dividends or distributions on Common Stock; (iv) to redeem, repurchase or acquire any shares of capital stock of the Company; (v) to make any loans or advances to employees; (vi) to take any action which results in the merger or consolidation of the Company which results in the stockholders owning less than 50% of the Company’s voting power or the sale or transfer of all or substantially all of the Company’s assets; (vii) to make any guarantees of indebtedness of any other person, except in the ordinary course of business; (viii) after March 31, 2003, incur incremental indebtedness in respect of borrowed money in excess of $10,000,000; provided, however, that financing provided by vendors or suppliers (including, without limitation, equipment lessors) in connection with the provision of goods or services shall not be deemed to be “indebtedness in respect of borrowed money” for purposes hereof; or (ix) increase the size of the Board of Directors to greater than fifteen (15) members.
Board Representation: The authorized number of directors of the Company shall not be greater than fifteen. For as long as 75% of the Series C Shares originally issued remain outstanding, the holders of Series C Shares are entitled to elect 51% of the total members of the board of directors, rounded up to the nearest whole number. Constellation Ventures shall have the right to elect one of these Series C directors. For as long as 75% of the Series B Shares issued and outstanding immediately after the first closing of the issuance and sale of the Series C Shares remain outstanding, the holders of Series B Shares are entitled to elect 29% of the total members of the board of directors, rounded down to the nearest whole number (unless rounding down would result in a vacancy in which case the amount shall be rounded up to the nearest whole number). Holders of the Company’s Common Stock, voting separately as a class, are entitled to elect 20% of the total members of the board of directors, rounded down to the nearest whole number.
Terms of Stockholder Agreement
Registration Rights: All shares of Common Stock issuable upon conversion of the Series C Shares and Series B Shares (the “Registrable Securities”) have certain registration rights, including piggyback registration rights and three demand registration rights, in each case effective six months after the closing of an initial public offering.
Right to Co-Invest Prior to a Qualified IPO or Qualified Trading Date, holders of Series C Shares and Series B Shares have a pro rata right, based on their percentage equity ownership of Common Stock on a fully diluted basis, to participate in subsequent equity financings of the Company, subject to certain exceptions.
Drag-Along Right: If there is a proposed sale of at least 60% of the outstanding Series C Shares and Series B Shares (including for this purpose shares of Common Stock issued upon conversion thereof) to any proposed purchaser that is not an affiliate of either the Company or the stockholders, the holders of such shares have the right to require all of the Company’s stockholders to sell their shares at the same price being paid in such sale.
Restrictions on Transfers: Prior to a Qualified IPO or a Qualified Trading Date, no Preferred Stockholder may transfer Shares or any interest therein to any Person that is a competitor of the Company, without the prior approval of the Board.
From Amended and Restated Articles of Incorporation:
Key sections of the Company’s Amended and Restated Articles of Incorporation are incorporated below as reference.

Section 2 (h) Redemption.
(i) At the individual option of each holder of shares of Preferred Stock, the Corporation shall redeem, on December 31, 2008 (the “Redemption Date”), the number of shares of Preferred Stock held by such holder that is specified in a written request for redemption (specifying the name and address of such holder and the number of shares of Preferred Stock to be redeemed) delivered to this Corporation by the holder at least thirty (30) days but no more than ninety (90) days prior to the Redemption Date, by paying in cash therefore, an amount equal to 200% (two hundred percent) of the Invested Amount per share of Preferred Stock (including in the case of the Series C Preferred Stock, all shares of Series C Preferred Stock issued as Series C PIK Dividends) (the “Redemption Price”); provided, however, that the provisions of this Section 2(h) of this Article VIII shall terminate and not be applicable to any shares of Preferred Stock that have been converted into Common Stock pursuant to Section 2(d) of this Article VIII.
(ii) From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of a holder of shares of Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates), shall cease with respect to the shares of Preferred Stock subject to redemption, and such shares shall not thereafter be transferred on the books of this Corporation or be deemed to be outstanding for any purpose whatsoever.
If the funds of the Corporation legally available for redemption of shares of Preferred Stock on the Redemption Date are insufficient to redeem the total number of shares of Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares in the following order of priority (A) first, ratably among the holders of shares of Series C Preferred Stock to be redeemed based upon the number of such shares to be redeemed from each such holder, until the Redemption Price has been paid in full for all such shares to be redeemed, and (B) second, ratably among the holders of shares of Series B Preferred Stock to be redeemed based upon the number of such shares to be redeemed from each such holder. The shares of Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Preferred Stock, such funds will promptly be used in the above order of priority to redeem the balance of the shares which the Corporation has become obliged to redeem on the Redemption Date but which it has not redeemed.
Section 2(d) C Automatic Conversion
(2) Upon the closing of, but effective immediately prior to, the closing of a Qualified Public Offering, each and every share of outstanding Preferred Stock held by all holders of Preferred Stock shall automatically be converted into Common Stock at the then effective Conversion Rate.
(3) In the event that, subsequent to an initial public offering which is not a Qualified Public Offering, (i) the Common Stock’s average closing price for any thirty (30) consecutive trading days is equal to at least $2.68 (subject to adjustments for stock dividends (excluding Series C PIK Dividends), splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof) and (ii) the aggregate market value of all outstanding shares of Common Stock

(including all shares of Preferred Stock on an as-converted basis) is at least $300,000,000, each and every share of outstanding Preferred Stock held by all holders of Preferred Stock shall automatically be converted into Common Stock at the then effective Conversion Rate.
(4) Conversion of Preferred Stock pursuant to Sections 2(d)(i)(C)(1), (2) and (3) of this Article VIII shall be automatic, without need for any further action by the holders of shares of such Preferred Stock and regardless of whether the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Preferred Stock so converted are surrendered to the Corporation in accordance with the procedures described in Section 2(d)(ii) of this Article VIII. Upon the conversion of Preferred Stock pursuant to Section 2(d)(i)(C)(1), (d)(i)(C)(2) or (d)(i)(C)(3) of this Article VIII, the Corporation shall promptly send written notice thereof, by registered or certified mail, return receipt requested and postage prepaid, by hand delivery or by overnight delivery, to each holder of record of shares of Preferred Stock that are converted at his or its address then shown on the records of the Corporation, which notice shall state that certificates evidencing shares of Preferred Stock that are converted must be surrendered at the office of the Corporation (or of its transfer agent for the Common Stock, if applicable) in the manner described in Section 2(d)(ii) of this Article VIII.

ANNEX B

ANNEX C

Analysis of Potential Acquisition of Socratic Learning under Regulation S-X rule 3.05
We have applied Rule 1-02(w) to determine whether the potential acquisition would meet the conditions required to be defined as a significant subsidiary.
Condition 1: The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Response: The potential acquisition does not meet this condition. The total investment to be made by the Company per the non-binding letter of intent would be approximately $2.2 million plus 300,000 shares of K-12 common stock. The total assets of the Company as of June 30, 2007 were approximately $61.3 million. In order to meet this condition for significance, the Company’s investment in the potential acquisition would have to be above $12.2 million. For a value of $12.2 million, after removing the cash consideration of $2.2 million, this implies our share price would need to be in excess of approximately $33 per share for the condition to be met. Such a valuation is well in excess of our most recent internal valuation of our common stock ($1.82 per share as of June 27, 2007) and in excess of the estimated public offering price range in the proposed offering, based on discussions with our investment bankers.
Condition 2: The registrant’s and its other subsidiaries’ proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Response: The potential acquisition does not meet this condition. Pursuant to the letter of intent, we may acquire some or all of the assets of Socratic, which were approximately $1.0 million as of June 30, 2007; accordingly the maximum value of the assets to be acquired will be approximately $1.0 million. The total assets of the Company are $61.3 million as of June 30, 2007. Therefore, on a percentage basis, the assets of the company to be acquired are only 1.6% of total assets.
Condition 3: The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.
Response: The basis for the potential acquisition is to add offshore tutoring capabilities to the Company’s existing curriculum. The Company does not intend to acquire or renew any of the contracts of Socratic. Therefore, there is no income from the continuing operations and this condition is not applicable.

ANNEX D

Analysis of Potential Acquisition of a “Curriculum Content Developer” under Regulation S-X rule 3.05
We have applied Rule 1-02(w) to determine whether the potential acquisition would meet the conditions required to be defined as a significant subsidiary.
Condition 1: The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Response: The potential acquisition does not meet this condition. The total investment to be made by the Company per the non-binding letter of intent would be approximately $1.2 million plus 1,000,000 shares of K-12 common stock. The total assets of the Company as of June 30, 2007 were approximately $61.2 million. In order to meet this condition for significance, the Company’s investment in the potential acquisition would have to be above $12.2 million. For a value of $12.2 million, after removing cash consideration of $1.2 million, this implies our share price would need to be in excess of approximately $11.00 per share for the condition to be met. Such a valuation is well in excess of our most recent internal valuation of our common stock ($1.82 per share as of June 27, 2007) and in excess of the estimated public offering price in the proposed offering, based on discussions with our investment bankers.
Condition 2: The registrant’s and its other subsidiaries’ proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Response: The potential acquisition does not meet this condition. Based upon the information provided to us by the potential acquisition target, the total assets of the potential acquisition are approximately $3.3 million as of July 31, 2007. Balances for June 30, 2007 were not available; however, we believe that they would not differ materially. The total assets of the Company are $61.2 million as of June 30, 2007. Therefore, on a percentage basis, the assets of the company to be acquired are only 5.4% of total assets.
Condition 3: The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.
Response: The potential acquisition does not meet this condition. Based upon the information provided to us by the potential acquisition target, income of the potential acquisition of the subsidiary for the year ended July, 31, 2007 was approximately $(0.2) million. Net income before income taxes, extraordinary items and cumulative effect of a change in accounting principle was approximately $4.1 million. Therefore, on a percentage basis, the income of the entity to be acquired is less than 20% of the Company’s income.